

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 14, 2014

Via E-mail
Ms. Alison M. Bernard
Executive Vice President and Chief Financial Officer
Easterly Government Properties, Inc.
2101 L Street NW, Suite 750
Washington, D.C. 20037

> **Re:** **Easterly Government Properties, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted 2014-10-17**
> **CIK No. 377-00822**

Dear Ms. Bernard:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Initial Portfolio, page 7

3.   We refer to the tables on pages 7 and 118 and the footnotes to those tables describing the leases that contain renewal options. Please clarify that the expiration year in the table does not include the renewal option. Please also clarify that these are your only leases with renewal options.

Prospectus Summary – Industry and Market Information, page 10

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the prospectus. We note your disclosure in the "Industry and Market Information" section starting on page 10, the "Industry and Market Data" section starting on page 103, and the "Business and Properties" section starting on page 110, including the following statements, which are provided by way of example only:

- Historical renewal rates for properties within our target market that are greater than 50,000 rentable square feet are approximately 95%. Page 3

- We will be the only internally managed public REIT that focuses primarily on the acquisition, development and management of Class A commercial properties that are leased to U.S. Government agencies, primarily through the GSA. Page 4

- Over the 45-year period from 1968 to 2013, the GSA's total portfolio of leased space grew at an average annual rate of 3.2%. Page 11.

- Between 2006 and 2014, the average rental increase for all GSA leases upon renewal was 21% for leases with terms of ten to 15 years and 27% for leases with terms of 15 years or more. Page 12.

        Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process. In addition, please confirm to us that any third party data included in the registration statement was not prepared for or commissioned by the registrant or its affiliates.

Structure and Formation of Our Company, page 14

5.   In footnote (5) to the diagram on page 15, please revise to quantify the number of excluded shares of Class A common stock, Class B common stock and common units to be issued to your executive officers, directors and their affiliates.

Summary Consolidated Historical and Pro Forma Financial Data, page 20

6.   We note from your disclosure that going forward you will account for the properties that will be contributed by Easterly Partners, LLC using the historical cost accounting instead of investment company accounting. Please explain to us in detail how you determined that investment company accounting is no longer applicable. Please cite applicable guidance.

Risk Factors, page 25

7.   Please include disclosure that you may have to borrow funds in order to meet your distribution payments in the event you have insufficient cash from operations.

8.   Please expand your risk factor disclosure to discuss the fact that the IRS – Fresno lease is currently in the "soft-term" and that it represents greater than 10% of your annualized lease income.

Distribution Policy, page 54

9.   We note your disclosure on page 9 regarding a lease that will expire in 2015. Please revise the disclosures in this section to reflect the effects of this lease expiration on estimated cash available for distribution, or advise us why you believe no such disclosure is needed.

10.   We note your disclosure on page 56 regarding the calculation of estimated annual provision for maintenance capital expenditures, which is calculated by multiplying (i) the weighted average of the maintenance capital expenditures per square foot of the 15 properties to be contributed by the predecessor, for each of the years in the three-year period ended December 31, 2013 and the six months ended June 30, 2014, by (ii) the square footage in the entire initial portfolio of 30 properties. Please advise us why you believe the historical capital expenditures of the properties contributed by the predecessor are an appropriate basis on which to estimate the future capital expenditures of the entire initial portfolio, including the 15 properties contributed by Western Devcon, Inc. and its affiliates.

11.   We note your disclosure on page 98 that "[A]s a public company our annual general and administrative expenses are anticipated to be meaningfully higher due to legal, insurance, accounting, audit and other expenses related to corporate governance, SEC reporting, other compliance matters and the costs of operating as a public company." Please revise your disclosure under the heading "Distribution Policy" starting on page 54 to include this statement.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 64

12.   In your next amendment please provide completed pro forma financial statements with accompanying explanatory notes for each pro forma adjustment including how the adjustments were calculated.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 72

13.   We note from your disclosure that the contributions of investments from the Easterly Funds will be accounted for as transactions among entities under common control. Please provide an analysis that supports this conclusion, including a discussion of the common control relationship that exists prior to and after the transaction. Please cite applicable guidance in your response.

14.   In addition to above please explain to us in detail the method of accounting for the contribution of investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 84

15.   Please expand your MD&A discussion to describe and provide analysis for the reasons behind the material changes in your results of operations. Where you have a material change in a revenue or expense item, please explain the reasons why. For example, on page 86, you discuss a $1.3 million decrease in marketing expenses, but do not explain why marketing expenses decreased. Please also include a narrative discussion of the changes to your same property NOI, including a discussion and analysis of any material changes and the relative impact of any key metrics, such changes in rent rates.

Adjusted EBITDA, page 96

16.   We note that you define EBITDA as the sum of net income (loss) before interest expense, income taxes, depreciation and amortization. However, based upon the reconciliation it appears that you also adjust for net loss attributable to non-controlling interest in your calculation of EBITDA. Please note measures that are calculated differently from EBITDA (as described in Exchange Act Release No. 47226) should not be characterized EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Please consider including the adjustment in your calculation of adjusted EBITDA.

Business and Properties – Significant Properties, page 122

17.   We were unable to locate the disclosures required by Item 15(g) of Form S-11. Please revise to include these disclosures as appropriate or advise.

18.   We note your disclosure in the footnote on page 123 for your significant properties that states, "Annualized lease income is calculated to include the contractual monthly base rent, plus straight line rent adjustments and expense reimbursements and represents the same measure as effective annualized rent." Please confirm that the weighted average annualized lease income per leased square foot of $31.32 also represents effective rent that has been adjusted for tenant concessions and allowances.

Executive Compensation, page 136

19.   Please describe the material terms of your employment agreements with your executive officers.

Certain Relationships and Related Transactions, page 142

20.   Please expand your disclosure under the heading "Certain Relationships and Related Transactions" and "Structure and Formation of Our Company," as appropriate, to break out what consideration each entity and individual will receive in connection with the formation transactions, what they will contribute in the transaction, and how this was valued. In particular, please clarify what interests Mr. Crate and Mr. Trimble, co-founders of your predecessor, and Mr. Ibe, co-founder of Western Devcon, Inc. and its affiliates, will receive in the formation transactions.

Contribution Agreements – Western Devcon Contribution Agreement, page 143

21.   It appears that your tax protection agreement with Michael P. Ibe may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please expand your disclosure regarding this agreement and please include in your exhibits to the registration statement.

License Agreement, page 145

22.   It appears that your license agreement with Easterly Capital, LLC may be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. If so, please include in your exhibits to the registration statement.

Policies with Respect to Certain Activities, page 146

23.   We note your disclosure on page 36 under "Risk Factors" that you may change your investment strategy and policies without stockholder approval. Please include a similar statement in this section. Also, please disclose how you intend to notify your stockholders in the event you change your investment strategy or policies.

Structure and Formation of the Company, page 150

24.   We note from your disclosure that you will form Easterly Government Property Services, Inc. as part of the formation transactions. Please explain to us if any operations have begun related to the services company or when you anticipate operations to begin.

Underwriting – Conflicts of Interest, page 199

25.   When the full syndication has been determined, please revise to identify each underwriter that has a material relationship with you and state the nature of the relationship.

Index to Financial Statements

26.   We note that you have included financial statements for the purpose of complying with Rule 3-14 of Regulation S-X for all the properties to be acquired in the formation transactions, which is applicable to entities that generate revenues solely through leasing real property. We also note your disclosure that Easterly Contribution Group is engaged in the business of acquiring and managing properties and that Western Devcon Properties is engaged in the business of developing and managing properties. Please tell us how you determined that it was appropriate to provide financial statements pursuant to Rule 3-14 rather than Rule 3-05.

Exhibit Index, page II-7

27.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. In addition, we note the exhibit list includes "form of" agreements and other documents. Please advise us if you do not intend on filing final, executed agreements or other documents prior to effectiveness of the registration statement. Please note that the final executed version of your articles of incorporation must be filed prior to effectiveness. Please refer to Item 601(b)(3) of Regulation S-K.

You may contact Isaac Esquivel at 202-551-3395 or Eric McPhee at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at 202-551-3207 or me at 202-551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Assistant Director

cc: Mark S. Opper
        Goodwin Procter LLP